October 7, 2011 VIA EDGAR AND HAND DELIVERY	Deborah Schwager Froling Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Paladin Realty Income Properties, Inc.
SEC File No. 333-175741

Dear Mr. McTiernan:

On behalf of our client, Paladin Realty Income Properties, Inc., a Maryland corporation (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated August 10, 2011, with respect to the Registration Statement on Form S-11 as filed with the Securities and Exchange Commission on July 22, 2011.

The Staff’s comment is set forth below in bold, followed by the Registrant’s response.

General

1.	Please provide us with an analysis on how “cash distributions from investment,” as disclosed on page 106, complies with Item 10(e) of Regulation S-K. Please include in your analysis a discussion of how such disclosure is useful to investors and how the measure is representative of the REIT’s ability to source distributions from operating cash flows. We note that “cash distribution from investments” significantly exceeds cash flow from operations and FFO, measures more typically presented as indicators of a REIT’s ability to fund distributions.

Response: The Registrant does not consider the information presented under “Summary of Cash Distributions from Investments” to be a non-GAAP measurement as set forth in Item 10(e) of Regulation S-K. All of the Registrant’s current investments are investments in joint ventures with unaffiliated third parties and are reflected on the Registrant’s financial statements on a consolidated basis. Pursuant to the terms of each of the joint venture arrangements, the Registrant is entitled to 100% of the available cash flow from each property until the Registrant

Mr. Michael McTiernan
October 7, 2011

receives a priority return on its invested capital, which varies based upon the joint venture arrangement. The amounts listed under “Summary of Cash Distributions from Investments” contained in the Registration Statement reflect the actual amounts of cash distributed to the Registrant from these investments, which constitute all of the Registrant’s assets. Management of the Registrant believes that the disclosure of this additional information provides investors with a clearer understanding of the Registrant’s investments, structure and revenue stream and provides a comparison of the cash flow distributed to the Registrant from its investments to the distributions made to the Registrant’s stockholders for comparable periods but does not make any adjustments to such amounts as is done with a calculation of FFO or MFFO, which information is also presented in the Registration Statement.

If you have any questions, please feel free to call me at (202) 857-6075 or Michael B. Lenard, Executive Vice President of Paladin Realty Income Properties, Inc. at (310) 996-8704.

Sincerely,

/s/ Deborah Schwager Froling

Deborah Schwager Froling

cc: Michael B. Lenard, Paladin Realty Income Properties, Inc.